

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Robert A. Garechana
Executive Vice President and Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re: Equity Residential**
> **ERP Operating Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-12252**
> **File No. 000-24920**

Dear Robert A. Garechana:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction